FORM 6-K

             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549



                  Report of Foreign Issuer
          Pursuant to Rule 13a-16 or 15d-16 of the
               Securities Exchange Act of 1934



For the month of May, 1998



            Sparkling Spring Water Group Limited

         One Landmark Square, Stamford CT, USA 06901
          (Address of principal executive offices)



[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]



               Form 20-F        X         Form 40-F
                           -----------               ----------

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934.]



                      Yes                 No        X
                           ------------       -------------

On May 19, 1998 Sparkling Spring Water Group Limited issued a press release announcing the acquisition of Krystal
Fountain Water Co. Ltd based in London, England. Krystal Fountain has a water cooler base of approximately 5,000 and operates primarily in the M25 area in London.

On May 27, 1998 Sparkling Spring Water Group Limited issued a press release announcing the completion of a $US 40 million senior credit facility with Toronto Dominion Bank. The credit facility is for general corporate purposes including working capital, acquisitions and capital expenditure financing.


Exhibit I Press Release dated May 19, 1998 announcing the acquisition of Krystal Fountain Water Co.
               Ltd based in London, England.

Exhibit II Press Release dated May 27, 1998 announcing the completion of a $US 40 million senior credit facility with Toronto Dominion Bank.


                    SIGNATURE



     Pursuant to the requirements of the Securities Exchange
Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.



                    SPARKLING SPRING WATER GROUP LIMITED




                         By:       /s/ David M. Arnold
                                  ---------------------------
                         Name:         David M. Arnold
                         Title:        Vice President Finance, Treasurer



Date: June 3, 1998
     --------------

                                                              EXHIBIT I



PRESS RELEASE (For Immediate Release)                       May 19, 1998


      SPARKLING SPRING WATER GROUP COMPLETES
          ACQUISITION OF KRYSTAL FOUNTAIN
                   WATER COMPANY


Sparkling Spring Water Group Limited is pleased to announce the completion of the acquisition of Krystal Fountain Water Co. Ltd. based in London,
England. Krystal Fountain has a watercooler base of approximately 5,000 and operates primarily in the M25 area in London.

According  to  Stewart Allen, Sparkling  Spring's
President,  "The acquisition of Krystal  Fountain
and  its  approximate 5,000 watercooler customers
moves   Sparkling  Spring  into  the   leadership
position  in the home and office segment  of  the
bottled  water market in the United Kingdom.  The
Company expects to complete the consolidation  of
Krystal   Fountain   with  its   Nature   Springs
operation by the end of the summer.

Sparkling  Spring  is  a  leading  producer   and
distributor of bottled water to the home and office segment with over 125,000 customers. The
Company does business as "Nature Springs" in the United Kingdom, "Water at Work" in Scotland,
"Sparkling Springs" in the Atlantic Provinces  of
Canada,  "Canadian Springs" in  British  Columbia
Canada,  "Cullyspring" in  Washington  State  and
"Crystal Springs" in Oregon State.

Information Concerning Forward-Looking Statements
-------------------------------------------------

This   press   release  contains  forward-looking
statements  as defined by the Private  Securities
Reform  Act of 1995, which are inherently subject
to   various  risks  and  uncertainties.    These
include,  without limitation, the future  results
of  the Company's continuing acquisition program,
the  ability  of the Company to realize  benefits
from  continuing  to consolidate certain  general
and   administrative  functions,  to  retain  key
management,  to  execute  its  focused   business
strategies, and to continue to identify and implement product enhancements and new product ideas.

CONTACT:

K. Dillon Schickli
Sparkling Spring Water Group Limited
c/o C.F. Capital
One Landmark Square (11th Floor)
Stamford, CT. USA 06901
Tel:  203-325-0077
Fax:  203-325-1057

                                                             Exhibit II


PRESS RELEASE (For Immediate Release)                      May 27, 1998


        SPARKLING SPRING WATER GROUP CLOSES
            NEW SENIOR CREDIT FACILITY


Vancouver, Canada:  Sparkling Spring Water  Group
Limited is pleased to announce the completion of a $US 40 million senior credit facility with Toronto Dominion Bank. This credit facility is for general corporate purposes including working capital, acquisitions and capital expenditure financing.

According to Dillon Schickli, Sparkling  Spring's
Chief  Financial  Officer, "This credit  facility
was  contemplated  when the  senior  subordinated
notes were sold last November. The completion  of
this    credit   facility   provides   additional
liquidity for the Company and will allow it to continue with its business plan of consolidation of the home and office water-cooler business".

The Company, a leading producer and distributor of bottled water to the home and office segment with over 125,000 customers, does business as "Nature Springs" in the United Kingdom, "Water at
Work"  in  Scotland, "Sparkling Springs"  in  the
Atlantic Provinces of Canada, "Canadian Springs" in British Columbia Canada, "Cullyspring" in
Washington State and "Crystal Springs" in  Oregon
State.

Information Concerning Forward-Looking Statements
-------------------------------------------------

This   press   release  contains  forward-looking
statements  as defined by the Private  Securities
Reform  Act of 1995, which are inherently subject
to   various  risks  and  uncertainties.    These
include,  without limitation, the future  results
of  the Company's continuing acquisition program,
the  ability  of the Company to realize  benefits
from  continuing  to consolidate certain  general
and   administrative  functions,  to  retain  key
management,  to  execute  its  focused   business
strategies, and to continue to identify and implement product enhancements and new product ideas.

CONTACT:

K. Dillon Schickli
Sparkling Spring Water Group Limited
#17  3771 North Fraser Way
Burnaby, B.C.
V6J 5K6, Canada
Tel:  (604) 437-4000 x. 266
Fax:  (604) 437-1407